ANNUAL REPORT

For the year ending
31 December 2025



TABLE OF CONTENTS

Note: Certain financial metrics referenced in this Annual Report are non-GAAP financial measures. Please refer to page 31 of this Annual Report for our calculation of these measures and a reconciliation to the most directly comparable GAAP financial measures.

Safe Harbor Statement Regarding Forward-Looking Statements
This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future plans and profitability and environmental, social and governance plans and goals. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking information is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this letter and the accompanying proxy statement. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "plan," "objective," "seek," "will," "expect," "intend," "estimate," "target," "aim," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the risk factors listed in our most recent Annual Report on Form 10-K and subsequent periodic and current disclosures filed with the Securities and Exchange Commission. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information or otherwise.

CHAIRMAN'S LETTER

Dear Shareholders,

Last year marked SiriusPoint's shift from a company in turnaround to one firmly on the path to becoming a best-in-class insurance and reinsurance company. In 2025, we executed with discipline, delivered consistent results, and created long-term shareholder value.

We entered the year with clear priorities: maintain underwriting discipline, reduce volatility, strengthen the balance sheet, simplify our capital structure, and build on our competitive advantages. I am pleased to report that we delivered on each of these aims.

A YEAR OF DELIVERY
Our underwriting performance was strong. Despite significant challenges, including the major California wildfires, we maintained a healthy combined ratio and demonstrated the reduced volatility we have been working hard to achieve. We also delivered sustainable growth, with meaningful expansion in our top line supported by strong partners and targeted portfolio positioning, particularly in North America.

Importantly, we continued to invest in areas where we have true competitive strength. Our wholly owned subsidiary, International Medical Group (IMG), completed acquisitions that enhanced its travel capabilities and expanded the scale and strategic value of its business. These investments further strengthened our Life, Accident & Health offering.

MILESTONES AND MOMENTUM
2025 was also a year of meaningful milestones. We completed the repurchase of the remaining CM Bermuda stake, reinforcing our financial strength and simplifying our ownership structure. This milestone in the company's journey positioned SiriusPoint as a leaner, more agile specialty insurer. We also sold our stakes in Arcadian and ArmadaCare, actions that strengthened our balance sheet and enhanced liquidity.

Our progress is driven by the talented people across SiriusPoint. Employee engagement and satisfaction are at record highs, reflecting a culture that is stronger than ever. We've also welcomed several highly respected leaders from across the insurance and reinsurance industry into senior roles, further deepening our expertise. The recognition our colleagues continue to receive - through industry awards and the peer acknowledgment - speaks to the quality and impact of our teams.

RECOGNITION FROM THE MARKET
External validation has been encouraging. AM Best, Fitch, and S&P all revised their outlooks to Positive, citing improved balance sheet strength, reduced risk, and consistent underwriting profitability. Fitch has now upgraded SiriusPoint to A. Brokers and industry peers also recognize that SiriusPoint has rebuilt its reputation through disciplined execution.



Bronek Masojada
Chair of the SiriusPoint
Board of Directors

This recognition matters. It supports our position as an attractive partner, particularly for managing general agents (MGAs), where our rating strength and focus on distribution make us a compelling choice. It reinforces our credibility as strong partners continue to come to us.

STEADY, DISCIPLINED EXECUTION
We enter 2026 from a position of strength, but also with appropriate caution. Market conditions are shifting. Pricing across the industry is softening. While we may be better positioned than many, we are aware that these dynamics will affect the industry.

Our focus remains unchanged: disciplined execution, profitable underwriting, stable earnings, and conservative investment. Growth for growth's sake is not our goal. Sustainable value in our industry is created through incremental, consistent progress - year after year.

Our foundations are strong, our balance sheet is robust, and our reputation continues to grow. As the industry moves towards consolidation, opportunities will favor those with talent, discipline and clarity of purpose.

We are closer than ever to being the steady and consistent insurance company we set out to build – one that creates lasting value for our shareholders.

Thank you for your continued support.

Bronek Masojada
Chair of the SiriusPoint Board of Directors

"WE ARE CLOSER THAN
EVER TO BEING THE
STEADY AND CONSISTENT
INSURANCE COMPANY
WE SET OUT TO BUILD
– ONE THAT CREATES
LASTING VALUE FOR
OUR SHAREHOLDERS."

CEO LETTER

SIRIUSPOINT'S NEXT CHAPTER



Scott Egan
Chief Executive Officer

Dear fellow shareholders,

2025 marked a year of significant out-performance from SiriusPoint as we executed against our strategy and made improvements across the metrics that matter most. We closed our third consecutive year of operating return on equity above our target range, won major industry awards, improved our employee engagement metrics, welcomed outstanding talent to the business, and secured upgrades from major ratings agencies.

Across SiriusPoint, there is a shared determination to keep pushing forward for the benefit of our people, customers, and shareholders. Credibility in this market is earned through consistent delivery over time, and that mindset is becoming part of how we operate every day.

We aspire to be a company and a brand known for delivering exceptional value to customers, fostering a workplace where people can thrive, and generating strong, sustainable returns for our shareholders.

We know that the world will present tougher market challenges as we head into 2026, which is why we have diversified our portfolio and positioned ourselves to navigate that environment with confidence. But what gives me the greatest belief in our future is our people. With their ambition and commitment to making SiriusPoint a best-in-class company, I know we can do great things.

REFLECTING ON THE YEAR

2025 was marked by disciplined execution, a strong culture, healthy balance sheet, prudent capital management, and a relentless focus on value creation.

SiriusPoint was named (Re)Insurer of the Year at the Insurance Insider US Honors, and US Program Insurer of the Year at the 2025 Program Manager Awards. We also achieved record employee engagement scores and welcomed new leadership talent: clear signs of a culture taking root across the organization.

Employee engagement has risen for the third consecutive year, and our people are not only driving our success, they are being recognized for it by the industry.

Ratings agencies AM Best, Fitch, and S&P revised their outlooks to Positive, citing improved balance sheet strength, a reduced risk profile, and consistent underwriting profitability. Fitch later upgraded SiriusPoint's rating to A (Strong).

FINANCIAL HIGHLIGHTS

We strengthened our financial performance in 2025. As we closed out the year, we delivered another strong quarter of operating return on equity above our 12-15% 'across the cycle' target range at 17.1%.

Diversifying our portfolio significantly reduced volatility. Losses were comfortably in line with our expectations, despite the Californian wildfires, with 2025 proving to be a high-performance year.

We successfully closed our CM Bermuda transaction in February 2025, reinforcing the company's financial strength and shareholder value. The $733 million deal, which involved a full repurchasing of CM Bermuda's stake in SiriusPoint, was accretive to book value per share and streamlined our ownership structure. The deal followed the initial $261 million transaction in August 2024, which involved SiriusPoint buying back shares from CM Bermuda. Together, these transactions positioned SiriusPoint as a leaner, more agile, specialty underwriter.

We also completed two meaningful portfolio actions, which involved disposing of our stakes in Arcadian and ArmadaCare, while continuing our capacity partnerships with both organizations. The transactions generated $390m of liquidity for the group and strengthened our capital position. We used part of these proceeds to fully redeem the $200 million of 8% preference shares. By the end of February 2026, our leverage ratio will reach an all-time low of approximately 23%.

Towards the end of 2025, we announced that our wholly-owned subsidiary, IMG, will acquire Assist America, a leading provider of global emergency travel assistance services, producing around $20 million in annual assistance revenues. In early 2026, IMG also announced the acquisition of World Nomads, a global travel insurance and lifestyle brand, expanding IMG's distribution footprint and service capabilities.





Reflecting our confidence in the balance sheet and outlook for the business, we also announced our intention to repurchase $100 million of common shares over the next 12 months.

These actions were deliberate and align directly with the strategic priorities of focus, simplification, and disciplined capital deployment.

UNDERWRITING EXCELLENCE
In 2025, we evolved our focus of 'Underwriting First' to 'Underwriting Excellence' - delivering precision underwriting in every transaction and in every part of our business.

Technology is key to achieving the high standards we have set ourselves. We continued to invest in management information, exposure management, and data capabilities that support better underwriting decisions and more consistent outcomes across the cycle.

Investments in the Transformation Office to improve management information and data for pricing, along with enhancements to exposure management tools and program management, have increased our efficiency and profitability.

"EMPLOYEE ENGAGEMENT HAS RISEN FOR THE THIRD CONSECUTIVE YEAR, AND OUR PEOPLE ARE NOT ONLY DRIVING OUR SUCCESS, THEY ARE BEING RECOGNIZED FOR IT BY THE INDUSTRY."

continued overleaf

CEO LETTER continued

BUILDING A COMPANY FOR THE FUTURE: OUR STRATEGIC FOCUS



Lower Volatility Underwriting



Specialized Insurer / Reinsurer



Best-in-Class, Repeatable Financial Performance



Agile and Nimble Allocator of Capital



Diversified by Product / Geography / Distribution



Employer of Choice

A STRUCTURAL GROWTH ENGINE IN ACCIDENT & HEALTH
Accident & Health (A&H) remains a core strength for SiriusPoint, and its role within the group has become even more important as the business has evolved. A&H provides consistent earnings and lower correlation to traditional P&C pricing cycles, bringing balance and resilience to the portfolio.

Alongside the underwriting business, IMG has become a powerful structural growth engine. It combines underwriting, distribution and services, creating a connected platform rather than a standalone book of business.

PARTNERSHIPS ARE KEY
Our strategic partnerships with program administrators and MGAs align with our specialty focus and risk appetite, helping us deliver our growth and underwriting ambitions.

Our Global P&C Programs division delivers a collaborative onboarding experience for new partners across the world. We work with experienced, ambitious MGAs, helping them excel by understanding and identifying the support they need from us to reach their ambitions. We are pleased that some of the best MGAs in the market are seeking us out and staying with us for the long term.

BUILDING OUR CULTURE
Our hard-won success is not only financial but cultural. Our collaborative 'One SiriusPoint' approach gives us a strong, unified global structure. That means we are all on the same team, working together for our clients, our shareholders and each other.

In 2026, we reported our strongest employee engagement results to date in the Voice of SiriusPoint survey. An exceptional Net Promoter Score of 29 showed employees were increasingly likely to recommend SiriusPoint as a great place to work.

Externally, we also earned strong results in the Lloyd's Culture Survey 2025, scoring well in all areas, including inclusion, competence, motivation, accountability, ethics, and leadership, with 81% of respondents saying they would recommend SiriusPoint as a great place to work - up seven points from last year.

We continue to focus on creating an environment where people can thrive, supported by a growing alignment around shared goals and values.

THE WAY FORWARD
We are building a business designed for lower volatility and sustainable returns, and we're doing it by simplifying where we need to, investing where the opportunity is strongest, and allocating capital with real discipline. Our actions, from portfolio reshaping to targeted capability expansion, reflect deliberate choices that strengthen our balance sheet, reinforce resilience, and support long-term value.

Customer demand is growing in the areas where we add the most value, proving that people are buying more of what we do best.

Looking ahead, the market environment may be less certain, but our strategy is clear. We will stay disciplined, agile, and selective, growing only where risk and return align, and never chasing topline expansion for its own sake.

SiriusPoint today is a different company to the one I joined over three years ago. We are building a company that is deliberately and credibly on its way to becoming a best-in-class specialty underwriter.

I would like to thank all of our stakeholders for the support they have given SiriusPoint during 2025, including our customers for their continued trust in us, and our people for all that they do every day.

Scott Egan
Chief Executive Officer

"OUR HARD-WON SUCCESS IS NOT ONLY FINANCIAL BUT CULTURAL. OUR COLLABORATIVE 'ONE SIRIUSPOINT' APPROACH GIVES US A STRONG, UNIFIED GLOBAL STRUCTURE. THAT MEANS WE ARE ALL ON THE SAME TEAM."



FINANCIAL HIGHLIGHTS

In 2025, our commitment to building a best-in-class specialty underwriter - anchored by a diverse, low volatility portfolio - once again delivered strong and consistent results. Coupled with deliberate strategic actions across the business, we created substantial value for our shareholders.

In 2025, net income rose 141% to $444 million, reflecting strong financial performance on both a core and consolidated basis. Our return on equity reached 22.1%, supported by strategic initiatives such as the sale of ArmadaCare, while our operating return on equity improved for the third consecutive year to 16.2%. Operating income totaled $310 million, or $2.55 per diluted share, representing a 49% increase year-over-year.





Operating Return on Equity

ROBUST GROWTH PROFILE

We delivered strong double-digit growth in every quarter of 2025. Full-year core gross written premiums increased 16%, while net written premiums rose 19%.

This growth reflects our ability to capture attractive market opportunities and expand in key specialty lines. Notably, approximately 60% of our 2025 growth came from Accident & Health and Surety, attractive segments that offer lower correlation to broader P&C market cycles and contribute to portfolio stability.

Our strategic partnerships with MGAs, along with the continued development of our MGA platform, have been key drivers of our growth. In 2025, we added 16 new programs, while maintaining a high degree of selectivity – declining roughly 90% of opportunities reviewed. This underwriting rigor and disciplined approach ensures alignment with our profitability and risk objectives.

UNDERWRITING FIRST FOCUS

SiriusPoint's underwriting first culture has produced thirteen consecutive quarters of underwriting profit and nineteen consecutive quarters of favorable reserve development. We intentionally maintain a diverse, low volatility portfolio of specialty lines, supporting our goal of delivering a 12-15% ROE across the cycle.

In 2025, core underwriting income grew 7% to $214 million, despite a $20 million increase in catastrophe losses and a $20 million increase in aviation losses. Our attritional combined ratio improved by another 1.5 points, driven by disciplined risk selection and scale benefits from higher earned premiums. This continued enhancement in underwriting quality follows the 2.7 point improvement in the attritional combined ratio achieved in 2024.

RISK MANAGEMENT

Our risk management discipline remains a competitive advantage. For the third consecutive year, our catastrophe loss ratio remained below three points of earned premium – despite an active wind season in 2024 and wildfire in 2025, underscoring the strength in our portfolio construction and underwriting rigor. Our consistent underwriting profitability highlights the effectiveness of our approach to risk selection, pricing, and exposure management.



Jim McKinney
Chief Financial Officer

STRATEGIC MGA INVESTMENTS

We made substantial progress in streamlining our legacy strategic MGA investments. We agreed to sell ArmadaCare and Arcadian for a combined $390 million in proceeds - ArmadaCare closing in the fourth quarter and Arcadian in the first quarter of 2026. Beyond the added liquidity, these transactions also crystallized $189 million of off-balance sheet value.

Our 100%-owned Accident & Health MGA, IMG, also advanced its strategic position through the acquisitions of Assist America and World Nomads. These bolt-on transactions integrate complementary businesses, expanding IMG's global footprint, strengthening capabilities, and improving operational efficiency.

We continue to believe IMG holds significant off balance sheet value. As of December 31, 2025, IMG is carried on our balance sheet at $77 million, while generating approximately $30 million of EBITDA - an implied earnings multiple just over two times. This underscores our view that US GAAP accounting materially understates the true value of this business.

STRENGTHENED CAPITAL PROFILE

In 2025, three of our major rating agencies revised their outlooks on SiriusPoint to Positive, reflecting our strong earnings profile and disciplined capital management.

In February, we completed the CM Bermuda shareholder buyback agreement, repurchasing 45.7 million common shares and 21.0 million dilutive merger warrants for $733 million in cash. The transaction was funded entirely with existing capital and executed without issuing debt. Additionally, we repurchased another 0.5 million common shares as part of the Secondary Offering related to shares held by Dan Loeb and his affiliates.

Later in the year, we announced our intention to redeem all $200 million Series B Preference Shares in February 2026, which has now been completed. This action reduces our leverage ratio to a historic low for the company, bringing leverage below pre-CM Bermuda levels and enhancing our financial flexibility.

SUMMARY

2025 was an exceptional year for SiriusPoint. We are establishing a consistent track record of strong performance and disciplined execution, and we remain focused on advancing toward our best-in-class ambitions.

Our proactive capital management strategy and commitment to a low volatility specialty portfolio underpin our target of 12-15% ROE across the cycle. With strong underwriting results, an attractive growth trajectory, and an undervalued balance sheet, we are well positioned for continued momentum.

We remain committed to delivering value to our shareholders and stakeholders through disciplined execution and sustainable, profitable growth.

"SIRIUSPOINT'S UNDERWRITING FIRST CULTURE HAS PRODUCED THIRTEEN CONSECUTIVE QUARTERS OF UNDERWRITING PROFIT AND NINETEEN CONSECUTIVE QUARTERS OF FAVORABLE RESERVE DEVELOPMENT."



Book Value Per Share in $ (ex. AOCI)

+56% Growth

	2022		2023				2024				2025		
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	11.59	12.41	12.63	12.91	13.33	13.74	14.47	14.25	14.64	15.15	15.64	16.47	18.10

SIRIUSPOINT: WHERE TALENT THRIVES



Karen Caddick
Chief Human Resources Officer

SiriusPoint's commitment to achieving best-in-class performance delivered meaningful results in 2025, supported by carefully designed policies that foster an inclusive, high-performing culture. People and culture continue to be central priorities for our leadership team, as they have been from the very beginning of our journey.

At the heart of our winning formula are our values, which guide everything we do, in addition to strengthening employee engagement, harnessing talent, and deepening leadership capability.

When people feel engaged, connected to our success, and inspired to contribute, they bring their very best every day.

EMPLOYEE ENGAGEMENT
Our 2025 Employee Engagement survey reported its strongest results to date, achieving a 91% response rate, which we believe firmly shows that our people trust us to act and support them throughout their time at SiriusPoint.

The overall engagement score increased to 82%, with pride at 79%, and our net promoter score was up by 16 points to 29, signalling that employees were increasingly likely to recommend SiriusPoint as a great place to work. This places us firmly in the 'very good' category and reflects a steady improvement, with scores of –24 in 2023, 13 in 2024, and 29 in 2025.

Feedback highlighted improvements across the board, from leadership and recognition to collaboration and wellbeing. Leadership and alignment remained among our highest performing areas, scoring 87 and 88 respectively, indicating clear understanding of priorities and high levels of respect for managers and leaders at all levels.

Our biggest insight is just how proud people are of SiriusPoint. These results show how far we've come in three years. Culture needs daily leadership, and this proves we're on the right path.

These positive results haven't happened by chance. We've enhanced benefits and wellbeing, advanced leadership capability through targeted development programs, and driven improvements to systems and processes via our Transformation Office. We have also celebrated success through our recognition platform, SiriusPoint Stars, which puts achievements in the spotlight.

Every engagement driver now meets or exceeds external benchmarks, reflecting the strength and consistency of our people strategy.

THE DRIVE FOR TALENT
One of the biggest contributors to our success is attracting and retaining talent. The external perception of SiriusPoint has changed in recent years as we've built our brand, attracting people from top-tier businesses, people with the skills and capabilities that align with our aims and values. Our culture is one of the biggest factors driving our success and it's a major reason people choose to join us.

Our people strategy is closely aligned with business growth, with a continued focus on organizational agility and building the capabilities needed for long-term success.

DEVELOPING LEADERS OF THE FUTURE
We have a range of activities to develop our people, including succession planning, mentoring and coaching programs, a formal leadership development program which began 18 months ago, as well as a raft of technical and entry level training to bring in talent to different levels in our business.

Areas covered in our leadership program include performance management, building resilience, and leading for best-in-class.

"WE WANT EVERYONE TO FEEL THEY ARE PART OF SIRIUSPOINT'S SUCCESS AND ARE PROUD TO SEE PEOPLE PULLING TOGETHER TO MAKE THE COMPANY BEST-IN-CLASS."

In November, we hosted our third Collaboration Day, bringing senior leaders together globally to address major challenges for the year ahead, including driving empowerment, maintaining focus, and prioritizing growth initiatives.

The work we've done with emerging leaders is also important, identifying people with talent and giving them access to leadership development workshops focused on resilience and effectiveness to accelerate their careers. In addition, our first formal coaching and mentoring program established 25 mentorships with seven Executive Team mentors and 18 from our wider Senior Leadership Team.

Leadership development is supported by organization-wide talent mapping and succession planning, ensuring we have a strong, inclusive pipeline ready for future leadership roles.

We also invested in broader career development, including early-career programs, project management capability building, and external coaching to support progression at all levels.

AN EMPOWERED WORKFORCE
Our collaborative 'One SiriusPoint' approach means we have a strong, unified global structure throughout the business. We work together to make a difference to those around us, to our people, our teams, and our local communities.

SiriusPoint has an inclusive organizational culture that embraces and encourages inclusion and belonging, supporting employees who speak up and to listen when they do. We want everyone to feel they are part of SiriusPoint's success and are proud to see people pulling together to make the Company best-in-class.

Our Employee Resource Groups (ERGs) focus on specific diversity dimensions and support participants' growth, while fostering connections. These groups provide a safe space for employees with shared interests or backgrounds, and they contribute to attracting, retaining, and advancing a diverse workforce. Our ERGs include SiriusPride, Women in SiriusPoint (WISP), GlobalPoint (our multicultural network), and our Health & Wellbeing network.

At the beginning of 2025, we celebrated our new partnership with iCAN: The Insurance Cultural Awareness Network, which advocates for inclusion across the (re)insurance sector. Our partnership is indicative of our commitment to fostering an inclusive workplace where each and every employee feels valued.

We also introduced a global wellbeing day, giving our people the opportunity to prioritise their health and wellbeing; expanded financial support for gym memberships and wellbeing activities; and conducted an annual review of benefits to ensure they remain competitive and responsive to employee needs.

COMMUNITY INVOLVEMENT
Our people also made a meaningful impact in their communities through local volunteering initiatives, including our dedicated Volunteering Day, which encourages colleagues to support causes they care about.

PRIORITIES FOR 2026
We will continue the approach that has proved so successful over the last three years, further embedding our culture and performance management, building employee engagement, delivering the next phase of leadership development, and continuing to focus on attracting and retaining the best talent in the industry.



"OUR CULTURE IS ONE OF THE BIGGEST FACTORS DRIVING OUR SUCCESS AND IT'S A MAJOR REASON PEOPLE CHOOSE TO JOIN US."

UNDERWRITING: A HIGH-PERFORMANCE YEAR BUILT ON UNDERWRITING EXCELLENCE



Anthony Shapella,
Group Chief Underwriting Officer

2025 was a standout year for SiriusPoint, underscoring the strength of our underwriting strategy and the resilience of our diversified portfolio. Our ambition has been to build a well-balanced book designed to generate consistent, high-quality returns while reducing volatility across market cycles. This approach continued to prove its value. Through thoughtful expansion and disciplined portfolio management, we broadened our risk base and delivered strong performance across both insurance and reinsurance lines. Even amid significant industry events, most notably the unprecedented California wildfires - the largest ever recorded - our losses remained comfortably within expectations, reflecting the quality of our risk selection and exposure management.

Our success was also fuelled by the strength of our culture and the calibre of talent across the organization. We continued to attract top underwriting and market leaders to SiriusPoint, reinforcing our platform and strengthening the expertise that underpins our underwriting philosophy. These additions helped position us more firmly as a leader in underwriting discipline, informed decision making, and long-term profitability. The broader market has taken notice: we were honored to be named (Re)Insurer of the Year at the Insurance Insider US Honors 2025, which is testament to our people, our client partnerships, and the shared progress we have made.

ADVANCING UNDERWRITING EXCELLENCE
In 2025, we continued to embed our shift from 'underwriting first' to 'underwriting excellence', moving from a foundational focus to a more precise, fully-integrated underwriting model. Underwriting excellence at SiriusPoint means bringing greater analytical rigor, stronger governance, and deeper use of data and insight to every decision, every class, every day. Although we have made strong traction in building these capabilities, we recognize that becoming truly best-in-class is a multiyear journey - a path to which we're fully committed.

We also advanced the infrastructure required to support long term underwriting advantage. Our adoption of fully cloud-based systems has enhanced speed, transparency, and scalability across the underwriting lifecycle. The ongoing implementation of Vellum Insurance's AI powered bordereaux platform will materially improve data quality, ingestion, and actionable insight, strengthening our program underwriting capabilities and laying a critical foundation for our broader data and AI ambitions.

In parallel, we significantly enhanced our pricing capabilities, exposure management framework, and ceded reinsurance program, ensuring we continue to deploy capital intelligently and refine how and where we absorb or transfer risk. These are capabilities we will continue to enhance as we position ourselves for even greater success in 2026.

Looking ahead, our underwriting priorities for 2026 are clear and focused on building further resilience, enhancing performance, and supporting disciplined growth. We will continue strengthening our underwriting framework across pricing, governance, and risk selection, sharpening capital allocation to ensure it aligns with expertise and risk-adjusted return thresholds. We will also invest in the data and analytics required to improve decision making at scale. As we expand the portfolio, we will do so strategically, adding lines aligned to our appetite and specialisms to further diversify and stabilise overall performance. We see opportunities in structured reinsurance where economics and downside risk remain attractive, and in Credit and Bond where we expanded our capabilities through a strategic partnership with Applied Surety Underwriters. We are also evaluating growth in shorttail, low volatility A&H segments that offer compelling capital efficiency.

GOING INTO 2026

The market itself remains strong but is softening across many classes going into 2026, with pricing pressure emerging in some areas of A&H, Aviation, Energy, Marine and Property. The key challenge for carriers will be to maintain underwriting discipline while pursuing growth selectively in the most profitable areas. Success will depend on accurate pricing, a clear understanding of the cost of risk, and ensuring adequate compensation for the risks assumed.

The industry has benefitted from benign catastrophe activity and improved pricing in recent years, but the combination of softening rates, increased competition, and the potential for more severe catastrophe activity will test resilience. Elevated M&A activity in 2025, paired with abundant capacity, may also drive market shifts and further consolidation. The world is also facing a number of challenging emerging risks from shifting geopolitics, to digitization, artificial intelligence, data centre investment, alternative energy expansion, and autonomous transportation.

SiriusPoint is well positioned for this environment. We have the risk capacity, product breadth, and underwriting discipline needed to navigate a shifting landscape. As conditions soften, we will not make sweeping portfolio changes. Instead, we will continue to make deliberate, evidence-based decisions, stepping away from subclasses where pricing no longer reflects risk, and reallocating to areas where margins remain rational. For example, through our analytical work we are making adjustments in Aviation, with necessary pricing adjustments for major airlines, and across specialty lines - particularly Marine and Energy and US employer stop loss – where attention is needed at the sub-class level to ensure continued profitable expansion.

Ultimately, our focus remains the same: to seek out opportunities where our underwriting expertise aligns with the underlying risk and where we can deliver long term value for our clients, partners, and shareholders. With disciplined execution, ongoing investment in data and technology, and a commitment to underwriting excellence, we remain confident in our ability to continue building a best-in-class insurer and reinsurer.

"WE CONTINUED TO EMBED OUR SHIFT FROM 'UNDERWRITING FIRST' TO 'UNDERWRITING EXCELLENCE'."



GLOBAL REINSURANCE: A CORE ENGINE OF STABILITY AND GROWTH



David Govrin
Group President & Chief Executive Officer of Global Reinsurance

Reinsurance comprises approximately 40% of SiriusPoint's gross written premium and remains central to our underwriting DNA. It is a crucial lever in our capital allocation strategy and a driver of profitability, growth, and diversification in our portfolio. Our well-established position in the reinsurance industry, supported by deep client and broker relationships, continues to strengthen our reputation and relevance. This progress was recognized in 2025 when SiriusPoint was named Global (Re)insurer of the Year at the Insurance Insider US Honors.

Our Reinsurance portfolio spans Aviation, Casualty, Credit, Cyber, Energy, Marine, Property, and Structured Solutions written from Bermuda, Liège, New York, and Zurich. In addition, our Life, Accident & Health business writes reinsurance as part of its product offering, further enhancing our diversification and balance.

REINSURANCE AND UNDERWRITING EXCELLENCE
Our Reinsurance and Insurance businesses are deliberately complementary. We allocate capital to best support our insurance franchises and optimize risk adjusted returns across the Group. Underwriting excellence anchors everything we do, informing portfolio construction, exposure management, and primary insurance underwriting, including program selection.

The external environment reinforces the need for discipline. Property markets continue to face higher frequency and severity of climate driven events, including record wildfires and rapidly intensifying storms. The Casualty market continues to confront the impacts of social inflation, while many of the specialty markets are exposed to heightened geopolitical and macroeconomic volatility. This must be reflected in how we allocate capital, and price, model, and structure risk.

REFLECTING ON 2025
2025 was another strong year of performance for our reinsurance business from both a premium and underwriting income perspective.

We wrote $1,375.0 million of premium for the year ended December 31, 2025, which was an increase of $39.4 million compared to the previous year. The segment generated underwriting income of $90.5 million (91.8% combined ratio) for the year ended December 31, 2025, compared to $124.8 million (88.0% combined ratio) for the year ended December 31, 2024. The decrease in net underwriting results was primarily driven by an increase in catastrophe losses due to the California Wildfires in January 2025.



"REINSURANCE IS A CRUCIAL LEVER IN OUR CAPITAL ALLOCATION STRATEGY AND A DRIVER OF PROFITABILITY, GROWTH, AND DIVERSIFICATION IN OUR PORTFOLIO."



In addition to our financial performance, we continued to strengthen our team in 2025 with several key hires, further deepening our technical bench and market presence.

Market conditions across our focus areas varied:

LOOKING AHEAD TO 2026
Renewals heading into 2026 presented a tale of three markets - Property, Specialty, and U.S. Casualty.

- Property remained competitive, with continued pressure on rates, terms, and conditions. Over the long term, climate change and extreme weather continue to shape property risk selection, pricing, and capacity deployment.

- Specialty conditions varied by line with Aviation seeing continued upward pricing and retention pressure, while better performing Marine and Energy segments experienced downward pressure.

- U.S. Casualty remains the most divergent, with reinsurers taking markedly different stances depending on portfolio view, pricing adequacy, and social inflation assumptions.

Across all three markets, our Global Reinsurance business continues to focus on underwriting discipline, careful negotiation of wording and structure, and transparent, proactive dialogue with brokers and clients.

THE WAY FORWARD
We are not all things to all people - and that is by design. After reshaping the business to be responsive, flexible, and nimble in seizing opportunities and allocating capital, our focus is on sustained profitability, selective expansion, and supporting the Group's broader growth ambitions.

Our culture and talent remain competitive advantages. We continue to attract high calibre underwriters because we empower them to apply their skills in a disciplined, entrepreneurial environment with clear leadership and accountability - a cultural foundation that has been central to our reinsurance performance and will continue to drive our momentum.

"OUR CULTURE AND TALENT REMAIN COMPETITIVE ADVANTAGES. WE CONTINUE TO ATTRACT HIGH CALIBRE UNDERWRITERS BECAUSE WE EMPOWER THEM TO APPLY THEIR SKILLS."

LIFE, ACCIDENT & HEALTH: HARNESSING GLOBAL OPPORTUNITIES



Tom Leonardo,
Global Head of Accident & Health

Life, Accident & Health (LA&H) delivered an exceptionally strong year in 2025, surpassing expectations for both top-line growth and underlying profitability. The team has worked hard to diversify the book with new products and into new geographies, reinforcing LA&H as a cornerstone of SiriusPoint's earnings. A&H remains one of SiriusPoint's most stable and consistently profitable business segments, with a traditional short-tail focus and a responsible blend of catastrophe and attritional exposures.

Our focus on underwriting profitability remains unchanged. We continue to explore and diversify into other classes that give us more growth opportunities. We will continue to build upon a model that has proven to be stable, disciplined, and consistent. An enviable track record of excellent results means we are in prime position for further success in 2026 and beyond.

REFLECTING ON 2025
We have a balanced approach to our A&H book, with diversification across products, distribution channels, and geographies driving profitability.

Globally, we expanded our writings in Individual Private Medical Insurance and non-renewed some accounts that were underperforming. The U.S. medical market has seen an increase in utilization and overall costs, causing turmoil both in the primary and reinsurance markets while rate increases have lagged leveraged trend.

Market corrections are a natural part of the underwriting cycle. Our consistent profitable performance means we are well positioned to take advantage of hardening conditions. We continue to be responsible by focusing on more diversified, predictable, attritional products, such as the Voluntary Benefits markets, limited Benefit Medical products, Personal Accident, and Travel insurance. While the U.S. medical market corrects, we turn our attention to Special Risk products such as Critical Injury in the Name, Image & Likeness (NIL) market, Student Accident, and Tuition Insurance coverage. Should the medical market demonstrate more discipline, we can lean into that market.

These lines, combined with other specialty lines coming out of London and our Reinsurance book, mean we can weather different underwriting cycles and emphasize and de-emphasize lines, while still achieving our strategic objectives.

Our focused approach in Life Reinsurance, written from Zurich, allows us to continue to see meaningful growth opportunities in what we believe is a stable pricing environment. The Life book provides strong geographical and product diversification and continues to deliver combined ratios above target.

Providing global insurance solutions, along with assistance benefits and services, remains an important offering through our partnership with wholly-owned subsidiary, IMG. In late 2025, the business appointed Will Nihan as CEO, a seasoned leader with experience in driving global transformation and growth. Since his appointment, IMG has announced the acquisition of Assist America, a leading provider of global emergency travel assistance services, producing around $20 million in annual assistance revenues and World Nomads, writing approximately $40 million of global travel insurance. Both acquisitions will expand our global footprint in markets where we have a proven track record.

OUR PROGRAM APPROACH
As a program carrier focused on underwriting excellence, we value the quality of partnerships rather than quantity. In markets that are seeing some pressure, such as Employer Stop Loss, we have intentionally limited growth. This discipline and that of our partners – even when our partners experience meaningful rate increases while their top line remains relatively flat – demonstrates our collective priority of profitability over volume.

"WE CAN WEATHER DIFFERENT UNDERWRITING CYCLES AND EMPHASIZE AND DE-EMPHASIZE LINES, WHILE STILL ACHIEVING OUR STRATEGIC OBJECTIVES."



Our partnerships are designed to create genuine alignment of interests, with a strong emphasis on risk sharing structures, especially captive participation which we feel has proven to be the best structure for underwriting results and consistency. While commission mechanisms still play a role, it is the shared risk model that most effectively ensures we are all working toward the same underwriting outcomes and strengthening our ability to meet performance targets.

The sale of our equity stake in ArmadaCare for $250 million was an important step in unlocking the significant off-balance sheet value of this supplemental health insurance program manager. We remain bullish on their products and markets and look forward to continuing our strong partnership with Armada through our long-term capacity agreement until the end of 2030.

THE FUTURE
As part of our ambition to grow appropriately, we will expand our team's resources and personnel to enhance our expertise in select classes. We are actively recruiting in London and New York, with plans to add high-performing talent throughout 2026. We are also investing in technology such as Vellum to strengthen our bordereaux management, exposure management, data quality, and digital capabilities.

We are proud of our leading capabilities in the LA&H segment, and we see further attractive growth opportunities for our business. With disciplined execution, continued investment in talent and technology, and a diversified, resilient portfolio, we are well positioned to build on our momentum in 2026 and beyond.

"AS A PROGRAM CARRIER FOCUSED ON UNDERWRITING EXCELLENCE, WE VALUE THE QUALITY OF PARTNERSHIPS RATHER THAN QUANTITY."

NORTH AMERICA INSURANCE: SETTING THE STANDARD IN PROGRAM BUSINESS



Patrick Charles,
Global Head of P&C Programs

A year defined by recognition and performance, 2025 saw SiriusPoint named by peers and industry leaders as Program Insurer of the Year at The Insurer's Program Manager Awards. In tandem, the business grew profitably for the third consecutive year, reflecting the strength of our underwriting approach and focus on the program space.

Partnerships with program administrators and managing general agents (MGAs) are at the heart of our strategy in North America. Our core mission is to build a world-class platform that will attract top program administrators to partner with us and enable their business to thrive via access to our operational ecosystem and long-term stability. We succeed through our partners – and as such we place tremendous emphasis on selecting partners who share our commitment to disciplined underwriting and a desire to be exceptional operators.

ENDURING PARTNERSHIPS
Our model is built on long-term, strategic partnerships with specialist program administrators and MGAs who have a proven track record of profitability, deep underwriting expertise, a clear strategy, and operational excellence. Our partners take performance personally – they underwrite business with the same vigilance they would apply to their own balance sheet.

A defining measure of our success is the durability and depth of our partnerships. Today, 40% of our North America portfolio comes from MGAs that have partnered with us for five years or more, and 60% for at least three years. We expect those statistics to increase in coming years as we are keen to minimize channel conflict and prioritize growth with our existing partners.

Our track record of delivery, along with our reputation as a stable, disciplined carrier, means we are increasingly sought out by some of the most respected program administrators in the market.

TOWARDS GREATER DIVERSIFICATION
Beyond growth with existing partners, we are taking steps to further diversify our book of business through new MGA relationships that leverage SiriusPoint specialisms. The market continues to reward tailored, niche solutions - an area where program experts excel and where we bring meaningful value. Our portfolio has shifted deliberately beyond primary and excess liability into other firm specialisms such as E&S property, inland marine, credit and others. This diversification strengthens our resilience, enhances risk adjusted returns, and positions us to capture opportunities across market cycles.

2025 HIGHLIGHTS
We have much to be proud of in 2025. We delivered another year of strong results, earned a few industry awards for the first time, and welcomed exceptional new partners.

Our award for 'Program Insurer of the Year' along with the individual awards 'Outstanding Contributor of the Year' for Scott Egan and 'Rising Star of the Year' for Matt Moran represented our commitment to the MGA sector as well as business performance to boot. We are proud of the external recognition of the progress achieved across SiriusPoint, only a few years removed from our turnaround.

As we go into 2026 and beyond, we will continue to strengthen our capabilities and oversight, always looking for opportunities to drive successful outcomes and support our partners – whether they are new or long-standing in their relationship with SiriusPoint.

We are energized by what is yet to come in 2026 and what we can deliver off the back of a strong 2025.

"WE HAVE MUCH TO BE PROUD OF IN 2025. WE DELIVERED ANOTHER YEAR OF STRONG RESULTS, EARNED A FEW INDUSTRY AWARDS FOR THE FIRST TIME, AND WELCOMED EXCEPTIONAL NEW PARTNERS."



"OUR PARTNERS TAKE PERFORMANCE PERSONALLY – THEY UNDERWRITE BUSINESS WITH THE SAME VIGILANCE THEY WOULD APPLY TO THEIR OWN BALANCE SHEET."

INTERNATIONAL: BUILDING STRONG FOUNDATIONS FOR SUSTAINABLE GROWTH

SiriusPoint's International business pursued a more deliberate and targeted growth strategy in 2025, focused on building existing partnerships and establishing strong foundations for the long term.

Our approach has evolved from simply scaling our strongest lines - Aviation & Space in Zurich, and Casualty, Marine, and Energy in London - to demonstrating consistent delivery, deepening underwriting capability, and pursuing disciplined, sustainable growth across geographies and products.

Recent growth in International has come from low volatility, shorttail business, particularly across UK and European MGAs. We have further strengthened the portfolio resilience by investing in our Marine Cargo, creating a more balanced mix of business. While our initial focus was on shorttail, property based MGAs, we are now selectively broadening our product offering and diversifying into new lines where we see sustainable risk-adjusted opportunity.

Rather than prioritising new relationships, we have deepened engagement with our most trusted partners, with 88% of new business in 2025 originating from existing partnerships. We also maintained our focus on trading in established strongholds: the London Market, Lloyd's, and Aviation in Zurich. This disciplined stance has driven significant expansion, with the London portfolios rising from just over £100 million in 2022 to approximately £400 million in 2025, delivering margins of around 9%, supported by a strong, profitable, and growing syndicate.

UNDERWRITING EXCELLENCE AND DATA DRIVEN INSIGHT
Our underwriting teams are led by respected industry experts and supported by a strong pipeline of emerging talent. In 2025, we bolstered our Marine and Energy underwriting teams to build on our solid foundations in Aviation, Casualty, and A&H, and appointed a Property Underwriter to expand our portfolio. Eleanor Gibson's appointment as International Chief Underwriting Officer has further strengthened our frontline discipline and enabled a more integrated, portfolio level view of risk and performance.

Beyond underwriting, we are enhancing our Group-wide capabilities through targeted technology investments in the program space. Vellum, our new bordereaux management platform, transforms complex data into actionable insights - improving oversight, enabling better decision making, and deepening collaboration with our delegated authority partners. Data analytics is at the heart of our underwriting excellence culture and Vellum is a key enabler of that ambition.

These investments benefit across functions including Claims, Ceded Re, Exposure Management, and the Transformation Office, ensuring stronger foundations and greater consistency globally.

REINFORCING DISCIPLINE AND CONTROL
The investments we have made through the Transformation Office to improve management information and pricing data, along with upgrades to exposure management tools, the program management team, and the Vellum bordereaux platform, ensure we have the right data at the right time to make informed and timely decisions, meeting the evolving Lloyd's business principles as we grow.

As we focus on underwriting excellence, staying ahead is essential. From rating strength to the timeliness and accuracy of bordereaux submissions, each data point reflects the level of control and performance at SiriusPoint and across our delegated authority partners, a critical consideration as our delegating authority business continues to grow.

BEYOND 2025: INTRODUCING LONDON MARKET SPECIALTY
In early 2026, we announced the launch of our London Market Specialty division, reflecting the strategic importance of our London platform, including Syndicate 1945. This division comprises London Casualty, Energy, Marine, and Property, and reinforces our commitment to grow specialty business.

Over the next 12 months, our priorities include assessing opportunities within this division, exploring the potential for expansion, and attracting specialist teams. We will also continue to strengthen oversight and control of our delegated authority portfolio, ensuring we scale responsibly and with discipline.

Given the importance of program business at SiriusPoint, we announced the combination of our existing North America and International Programs businesses into one single Global P&C Programs division. We believe this will further strengthen our offering to clients and distribution partners globally.

Outside of North America, the past three years have reinforced that the EU is a maturing and increasingly selective market that requires disciplined entry and thoughtful expansion. Our trading reach across Europe continues to strengthen, and we see the region as an important and emerging opportunity for the next stage of our growth. We are founder members of the newly established FASE (the Fédération des Agences de Souscription Européennes), representing the European MGA community, complementing our membership with the UK and Ireland Managing General Agents' Association.

With stronger foundations, a clearer product strategy, and deeper partnerships, we are well positioned to build on our momentum in 2026 and beyond.

"AS WE FOCUS ON UNDERWRITING EXCELLENCE, STAYING AHEAD IS ESSENTIAL. FROM RATING STRENGTH TO THE TIMELINESS AND ACCURACY OF BORDEREAUX SUBMISSIONS, EACH DATA POINT REFLECTS THE LEVEL OF CONTROL AND PERFORMANCE AT SIRIUSPOINT."

ENTERPRISE RISK MANAGEMENT: MAINTAINING RESILIENCE



Andrew Pryde
Group Chief Risk Officer

Managing risk has always been fundamental to SiriusPoint's culture, but the way we think and talk about risk continues to evolve. It is a core driver of how we shape our strategy, make decisions, support our clients, and protect shareholder value. Every employee plays a part in this, contributing insight from their day-to-day interactions, decisions and observations. This shared responsibility sustains our resilience in an increasingly complex environment.

In recent years, the risk landscape has changed not only in its breadth but in its pace. Traditional discussions on 'emerging risks' have often been too abstract or too disconnected from what really matters in the business. Emerging risk discussions become meaningful when they are anchored in the practical reality of what our teams see happening now and what they believe is coming next. This reflects a shift from treating emerging risks as a separate reporting exercise to recognising them as a continuous, integrated part of business as usual.

SiriusPoint's risk management approach involves the ongoing stress testing of our strategy, our underwriting approach, our operational resilience and our investment positioning. We work together with various teams within our business which unlock conversations that are grounded in the expertise of those closest to our customers, products, and markets.

OUR RISK MANAGEMENT FRAMEWORK
Underwriters, claims teams, exposure management, legal specialists, technology leads and investment professionals work together to create a living picture of the risk horizon, one informed by real experience of the market, client behaviour, operational pressures, and regulatory shifts.

SiriusPoint's enterprise-wide risk register captures both active strategic risks and emerging risks, acknowledging their different levels of maturity while ensuring they are managed within a single, cohesive process. Active strategic risks - those already material and closely monitored - continue to be assessed against appetite through established controls and frameworks. Emerging risks, by contrast, evolve over longer horizons and while they may be harder to quantify, but they are treated with equal importance.

Integration is key. Emerging risks are not something we revisit once a year; they are woven into the same quarterly cycle that governs our management of active risks. This shift means that as an emerging risk begins to crystallize, it can smoothly transition into the strategic risk category without the lag that might leave the organization exposed.

In the current environment, emerging and strategic risks increasingly overlap. Tariffs and shifting US economic policies, for example, may initially appear as geopolitical considerations, but quickly become tangible issues affecting underwriting performance, investment portfolios, supply chain exposures and client sentiment. Market cycles are similarly shaped by re-emerging risks such as social inflation, cyber threats, and changing litigation trends, all familiar risks, but manifesting under new conditions and therefore demanding fresh thinking.

This integrated approach sits within SiriusPoint's enterprise-wide risk management framework, which provides the structure through which risk is identified, assessed, managed, and monitored. The framework covers five primary risk categories: Strategic, Insurance, Financial, Operational, and Regulatory & Legal. They each have a designated risk owner responsible for ensuring that the business operates within appetite.

The Board sets clear expectations for how we respond to risk, whether by avoiding certain activities, transferring exposures, mitigating through controls or accepting risk with appropriate capital. Quarterly assessments, control validation, risk incident reporting, and independent internal audit assurance all reinforce the discipline and transparency required to maintain this oversight.

The framework's design enables ongoing horizon scanning and scenario exploration. These exercises do not attempt to forecast a precise future; instead, they challenge our strategy and assumptions. They encourage business leaders to consider what could change, how our exposures would react, and what actions would help us adjust early. This responsiveness is increasingly vital as risks become more interconnected and as external conditions change more rapidly.



CROSS-FUNCTIONAL COLLABORATION
Cross functional collaboration is essential. Underwriters help identify how shifting client priorities, supply chain dynamics or macroeconomic pressures might influence product-level exposure. Exposure Management brings quantitative insight, modelling potential accumulation under different future conditions. The Investments team analyses how global trade policies, interest rate environments or geopolitical events influence asset risks. Legal and Regulatory teams assess the impact of sanctions, regulatory fragmentation, contract enforceability, and jurisdictional shifts.

These conversations bring emerging risks into sharp focus because they are grounded in the realities facing each function. They make risk forward-looking without making it abstract. They support innovation in underwriting and product strategy. Notably, they help ensure that emerging risks become part of the strategic cycle rather than a standalone exercise.

By integrating emerging risk thinking into business as usual, SiriusPoint ensures that its strategy is continually refined, its exposures are better understood, and its resilience is strengthened. This is not about predicting the future; it is about preparing for it; thoughtfully, practically and with the collective insight of our people.

"MANAGING RISK HAS ALWAYS BEEN FUNDAMENTAL TO SIRIUSPOINT'S CULTURE, BUT THE WAY WE THINK AND TALK ABOUT RISK CONTINUES TO EVOLVE. IT IS A CORE DRIVER OF HOW WE SHAPE OUR STRATEGY, MAKE DECISIONS, SUPPORT OUR CLIENTS, AND PROTECT SHAREHOLDER VALUE."

SUSTAINABILITY AT SIRIUSPOINT

In a year marked by environmental, societal, and technological change, sustainability has never been more relevant to our business. SiriusPoint remains committed to navigating this evolving landscape through strategy grounded in data-driven risk awareness, responsible governance, and long-term resilience. Sustainability is central to our mission to provide security in an uncertain world and reflects our core values as a responsible global insurer and reinsurer.

GOVERNANCE

The Sustainability Steering Committee continued to guide strategic decision making related to sustainability, supported by the Sustainability Council, which acts as the Company's operational body for climate, sustainability, and corporate responsibility initiatives. In 2025, these groups enhanced coordination between business lines and expanded Board visibility into climate related risks and opportunities to strengthen alignment and accountability across the organization.

PEOPLE & COMMUNITY

In 2025, we supported many initiatives designed to drive positive cultural and social impact across our global offices. Our Chief Human Resources Officer oversees the implementation of the Company's people strategy, with a focus on furthering inclusion, engagement, and belonging across teams. Throughout the year, employees participated in activities that reflect core values, and cultivated a culture of service and commitment to community.

- Our Employee Resource Groups, including our Health & Wellbeing Network, our multicultural network GlobalPoint, Women in SiriusPoint, and SiriusPride, hosted meetings, workshops, and guest speakers throughout the year to promote inclusion and belonging across our global community. These resource groups support the professional and personal wellbeing of our community members.

- Throughout the year, teams in Bermuda, New York, London, Zurich, Stockholm, and other locations supported local nonprofits, participated in community events, and organized donation drives and fundraising initiatives that advanced health, education, and social wellbeing. From school supply and food-bank initiatives to charity runs, cancer research fundraisers, and volunteer programs supporting children, families, and underserved populations, our global workforce demonstrated its dedication to making a meaningful impact.

UNDERWRITING

In 2025, SiriusPoint strengthened its underwriting strategy by further integrating climate related and corporate responsibility considerations across product lines and risk selection.

Our well diversified portfolio continues to emphasize disciplined risk management and alignment with our tolerance thresholds. Environmental considerations are embedded into catastrophe and exposure modeling, which is regularly updated to reflect evolving climate related risk factors.

We enhanced our climate scenario analysis by updating modeled scenarios to assess potential impacts on our catastrophe exposures. We also actively review social and governance considerations which can drive risk and claims in general liability, workers' compensation, professional liability, employers' liability, and other relevant lines. This approach drives portfolio resiliency by allowing us to have a better understanding of long-term risk drivers and make more fully informed decisions.

COMPLIANCE AND ETHICS

SiriusPoint maintains a robust global compliance framework designed to meet evolving regulatory expectations and align with leading sustainability standards and global regulations. In 2025, updates to our regulatory change management workflow, which is led by the Legal, Regulatory, and Compliance team, strengthened our ability to track, interpret, and prepare for emerging climate- and sustainability-related requirements. We also strengthened monitoring and assurance processes within underwriting and insurance operations. We completed a comprehensive cyber security risk review, and updated controls to better align with international frameworks. To remain in compliance with global regulations and standards, we reported greenhouse gas emissions in accordance with the Greenhouse Gas Protocol and aligned our annual sustainability report with the Task Force on ClimateRelated Financial Disclosures (TCFD) recommendations and ClimateWise principles, while mapping disclosures to SASB standards.

ENVIRONMENT STEWARDSHIP AND SUSTAINABILITY

Our approach to environmental stewardship is guided by our values and emphasizes responsible partnerships and data informed decision making. We monitor and address climate and sustainability related risks through our risk management and strategic planning processes. Our environmental efforts prioritize operational efficiency, create long-term value for customers, employees, and other stakeholders, and increase resiliency against environmental impacts within our control.

We track and disclose our direct (Scope 1 and 2) and indirect (Scope 3) greenhouse gas (GHG) emissions in tons of CO_2 equivalents (CO_2e) on an annual basis to identify high impact areas and opportunities for emissions-reduction initiatives. These efforts support our long-term commitments to operational resilience and responsible environmental management. To learn more about our sustainability efforts and forward looking resiliency planning, please refer to the 2025 Sustainability Report available on our website.

"TODAY, SIRIUSPOINT ENTERS ITS NEXT CHAPTER FROM A POSITION OF CLARITY AND STRENGTH, BUILDING ON THE FOUNDATIONS ESTABLISHED SINCE ITS FORMATION."





"THROUGHOUT THE YEAR, EMPLOYEES PARTICIPATED IN ACTIVITIES THAT REFLECT CORE VALUES, AND CULTIVATED A CULTURE OF SERVICE AND COMMITMENT TO COMMUNITY."

OUR HISTORY

SiriusPoint was formed in 2021 through the merger of Sirius Group and Third Point Re, bringing together two established insurance and reinsurance businesses with complementary strengths. While the SiriusPoint brand is relatively young, the Company's roots extend back more than 85 years, reflecting a long heritage in underwriting Property, Casualty, and Accident & Health risks for clients around the world.

One part of that heritage goes back to the founding of Sirius in 1945, which grew to become a leading reinsurer in Scandinavia and Europe, known for longstanding client relationships and disciplined underwriting. Over time, the business expanded internationally, including a sustained presence in the London market, and at Lloyd's through Syndicate 1945.

In parallel, Third Point Re was established in Bermuda in 2011 as a specialist reinsurer and listed on the New York Stock Exchange in 2013. Third Point Re's business focused on Property and Casualty Reinsurance.

The combination of these businesses in 2021 created SiriusPoint, a global specialty insurer and reinsurer with a diversified portfolio and international footprint. In the years following the merger, the Company undertook a period of transition, reshaping its portfolio, governance and operating model to address volatility and sharpen its strategic focus.

A key inflection point came in 2022 with the appointment of Scott Egan as Chief Executive Officer. Since then, SiriusPoint has strengthened its leadership team, investing in experienced underwriting, operational and people leadership, while embedding a more integrated 'One SiriusPoint' approach across the organization.

From 2023 onwards, the focus shifted firmly to stabilization, simplification, and delivery. That period saw the business reduce complexity, rebalance its portfolio, and build the foundations for more consistent underwriting performance and lower volatility. By 2024, SiriusPoint had moved beyond transition into a phase of reshaping, positioning the Company to operate as a more focused and resilient specialty insurer and reinsurer.

Today, SiriusPoint enters its next chapter from a position of clarity and strength, building on the foundations established since its formation and a long underwriting heritage that continues to shape the business.

SiriusPoint Historical Timeline

10/6/11: Third Point Re formed

1/1/12: Commenced underwriting business with A- rating from AM Best and $784m of equity capital

8/14/13: Priced IPO at $12.50; begins trading as "TPRE" on the NYSE

8/6/20: Third Point Re and Sirius Group announce merger agreement

2/26/21: SiriusPoint Ltd. launches with over $3bn in capital

11/29/23: S&P revised SiriusPoint's Ratings Outlook to Stable from Negative

2/27/25: SiriusPoint completed registered secondary offering of 4,106,631 common shares by entities associated with Daniel S. Loeb, which now own 9.54% of SiriusPoint common shares

2/25/26: Fitch Ratings upgraded the Insurer Financial Strength rating of SiriusPoint's operating subsidiaries to 'A' (Strong)

THIRD POINT RE

SIRIUS GROUP

4/18/16: CMIG International acquired Sirius International Insurance Group from White Mountains

11/24/20: Shareholders vote to approve merger

3/24/23: Fitch Ratings revised SiriusPoint Outlook to Stable from Negative

2/27/25: SiriusPoint completed the full share repurchase from CM Bermuda totaling $733 million and eliminating CMIG representation on SiriusPoint's Board of Directors

3/5/25: Fitch Ratings revised Outlook on SiriusPoint to Positive based on significant underwriting performance improvement

11/15/18: Sirius International Insurance Group merged with Easterly to become Sirius Group, trading commenced on the NASDAQ under the ticker symbol "SG"

9/21/22: Scott Egan appointed CEO

EXECUTIVE LEADERSHIP TEAM



Scott Egan
Chief Executive Officer



Jim McKinney
Chief Financial Officer



Anthony Shapella
Group Chief Underwriting Officer



David Govrin
Group President & Chief Executive
Officer of Global Reinsurance



Tom Leonardo
Global Head of Accident & Health



Patrick Charles
Global Head of P&C Programs



Karen Caddick
Chief Human Resources Officer



Linda Lin
Chief Legal Officer



Nestor Lopez
Chief Information
& Technology Officer



Andrew Pryde
Group Chief Risk Officer

APPENDIX

Basis of Presentation and Non-GAAP Financial Measures

Unless the context otherwise indicates or requires, as used in this presentation references to "we," "our," "us," the "Company," and "SiriusPoint" refer to SiriusPoint Ltd. and its directly and indirectly owned subsidiaries, as a combined entity, except where otherwise stated or where it is clear that the terms mean only SiriusPoint Ltd. exclusive of its subsidiaries. We have made rounding adjustments to reach some of the figures included in this presentation and, unless otherwise indicated, percentages presented in this presentation are approximate.

In presenting SiriusPoint's results, management has included financial measures that are not calculated under standards or rules that comprise accounting principles generally accepted in the United States ("GAAP"). SiriusPoint's management uses this information in its internal analysis of results and believes that this information may be informative to investors in gauging the quality of SiriusPoint's financial performance, identifying trends in our results and providing meaningful period-to-period comparisons. Core underwriting income, Core net services income, Core income, Core combined ratio, accident year loss ratio, accident year combined ratio, attritional loss ratio and attritional combined ratio are non-GAAP financial measures. Management believes it is useful to review Core results as it better reflects how management views the business and reflects the Company's decision to exit the runoff business. Book value per diluted common share excluding accumulated other comprehensive income (loss) ("AOCI") and tangible book value per diluted common share, as presented, are non-GAAP financial measures and the most directly comparable U.S. GAAP measure is book value per common share. Management believes it is useful to exclude AOCI because it may fluctuate significantly between periods based on movements in interest and currency rates. Management believes the effects of intangible assets are not indicative of underlying underwriting results or trends and make book value comparisons to less acquisitive peer companies less meaningful. Operating net income and Operating diluted earnings per share are non-GAAP financial measures and the most directly comparable U.S. GAAP measure is net income and diluted earnings per share, respectively. Operating net income excludes items which we believe are not indicative of the operations of our operating businesses, including realized and unrealized gains (losses) on strategic and other investments and liability-classified capital instruments, income (expense) related to loss portfolio transfers, deferred tax assets attributable to the enactment of the Bermuda corporate income tax, development on COVID-19 reserves resulting from the COVID-19 reserve study performed concurrently with the settlement of the Series A Preference shares in the third quarter of 2024, and foreign exchange gains (losses). We believe it is useful to review Operating net income as it better reflects how we view the business, as well as provides investors with an alternative metric that can assist in predicting future earnings and profitability that are complementary to GAAP metrics. Annualized Operating ROE is calculated by dividing Operating net income for the period by average common shareholders' equity, excluding AOCI, and after adjusting for the above noted items to arrive at Operating net income. Management believes it is useful to exclude AOCI because it may fluctuate significantly between periods based on movements in interest and currency rates. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure is contained in our Form 10-K, earnings release or financial supplement for the quarter ended December 31, 2025.

SAFE HARBOR STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:

This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond the Company's control. The Company cautions you that the forward-looking information presented in this presentation is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this presentation. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "intends," "seeks," "anticipates," "aims," "plans," "targets," "estimates," "expects," "assumes," "continues," "guidance," "should," "could," "will," "may" and the negative of these or similar terms and phrases. These risks and uncertainties include, but are not limited to, the "Risk Factors" described in the Company's most recent Annual Report on Form 10-K and other subsequent periodic reports filed with the Securities and Exchange Commission.

All forward-looking statements speak only as of the date made and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.



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